Exhibit 12.1

Viking Therapeutics, Inc.

Statement Regarding the Computation of Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the period from September 24, 2012 (inception) through December 31, 2012, the years ended December 31, 2013, 2014, and 2015, and the three months ended March 31, 2016. As the ratios of earnings to fixed charges indicate less than one-to-one coverage for each of the periods presented, we have provided the coverage deficiency amounts for these periods. Earnings consist of (i) loss from continuing operations before income taxes, and (ii) fixed charges. Fixed charges consist of interest expense, amortization of debt issue costs and an estimate of the interest portion of rent expense.

	Period from September 24, 2012 (inception to December 31,	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2015	2016
Earnings:
Net Loss	$(111,027)	$(146,247)	$(21,884,183)	$(23,403,988)	$(3,586,988)
Add: Fixed charges	1,386	26,961	690,934	1,029,613	437,121
Earnings as defined	$(109,641)	$(119,286)	$(21,193,249)	$(22,374,375)	$(3,149,867)
Fixed Charges:
Amortization of debt discount	1,036	18,392	557,961	893,502	400,657
Interest expense	350	6,157	70,715	88,682	15,461
Estimated interest within rental expense (1)	-	2,412	62,258	47,429	21,003
Total fixed charges	$1,386	$26,961	$690,934	$1,029,613	$437,121
Ratio of Earnings to Fixed Charges (2)	-	-	-	-	-
Deficiency of earnings to cover fixed charges	$(111,027)	$(146,247)	$(21,884,183)	$(23,403,988)	$(3,586,988)

(1) Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest (one-third of rental expense).

(2) We did not record earnings for the periods indicated in the table above. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges for such periods.